Exhibit 99.1

Enzymotec Ltd. Reports Third Quarter 2017 Unaudited Financial Results

MIGDAL HA’EMEQ, Israel, November 15, 2017 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and nutritional products, today reported financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Results

For the third quarter of 2017, net revenues increased 19.8% to $13.7 million from $11.4 million for the third quarter of 2016. For the third quarter of 2017, based on the proportionate consolidation method that is used for segment reporting, net revenues increased 28.0% to $19.5 million from $15.2 million for the third quarter of 2016.

GAAP net income for the third quarter of 2017 amounted to $0.4 million, or $0.02 per diluted share, compared to net loss of $(0.3) million, or $(0.01) per diluted share, for the third quarter of last year.

Non-GAAP net income for the third quarter of 2017 increased to $1.6 million, or $0.07 per diluted share, from $0.6 million, or $0.03 per diluted share, for the third quarter of 2016. A reconciliation of non-GAAP net income to GAAP net income or loss is set forth below.

Adjusted EBITDA for the third quarter of 2017 increased 81.8% to $2.3 million from $1.3 million for the third quarter of 2016. A reconciliation of adjusted EBITDA, a non-GAAP financial measure, to GAAP net income or loss is set forth below.

Set forth below is segment information for the three months ended September 30, 2017 and 2016 (unaudited):

	Three Months Ended September 30, 2017
	Nutrition Segment	VAYA Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$15,914	$3,554	$19,468	$(5,796)	$13,672
Cost of revenues(2)	9,097	686	9,783	(5,658)	4,125
Gross profit(2)	6,817	2,868	9,685	(138)	9,547
Operating expenses(3)	3,493	4,709	8,202	—	8,202
Depreciation and amortization	647	150	797
Adjusted EBITDA(4)	$3,971	$(1,691)	$2,280

	Three Months Ended September 30, 2016
	Nutrition Segment	VAYA Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$13,371	$1,839	$15,210	$(3,798)	$11,412
Cost of revenues(2)	7,114	365	7,479	(3,642)	3,837
Gross profit(2)	6,257	1,474	7,731	(156)	7,575
Operating expenses(3)	2,753	4,410	7,163	—	7,163
Depreciation and amortization	511	175	686
Adjusted EBITDA(4)	$4,015	$(2,761)	$1,254
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and business development related expenses in 2016 and merger and acquisition related expenses in 2017.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of Adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Nine Months Ended September 30, 2017 Results

For the nine months ended September 30, 2017, net revenues increased 4.2% to $38.7 million from $37.1 million for the nine months ended September 30, 2016. Based on the proportionate consolidation method that is used for segment reporting, net revenues for the nine months ended September 30, 2017 increased 18.7% to $56.2 million, from $47.3 million for the same period last year.

Net loss for the nine months ended September 30, 2017 amounted to $(1.9) million or $(0.08) per diluted share, compared to net income of $1.3 million, or $0.06 per diluted share, for the same period last year.

Non-GAAP net income for the nine months ended September 30, 2017 decreased 74.9% to $0.9 million, or $0.04 per diluted share, from $3.5 million, or $0.15 per diluted share, for the same period last year. A reconciliation of non-GAAP net income to GAAP net income is set forth below.

Adjusted EBITDA for the nine months ended September 30, 2017 decreased 46.1% to $3.0 million, from $5.6 million for the same period last year. A reconciliation of adjusted EBITDA, a non-GAAP financial measure, to GAAP net income is set forth below.

Set forth below is segment information for the nine months ended September 30, 2017 and 2016 (unaudited):

	Nine Months Ended September 30, 2017
	Nutrition Segment	VAYA Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$46,787	$9,370	$56,157	$(17,470)	$38,687
Cost of revenues(2)	28,778	2,123	30,901	(16,803)	14,098
Gross profit(2)	18,009	7,247	25,256	(667)	24,589
Operating expenses(3)	9,558	14,962	24,520		24,520
Depreciation and amortization	1,838	438	2,276
Adjusted EBITDA(4)	$10,289	$(7,277)	$3,012

	Nine Months Ended September 30, 2016
	Nutrition Segment	VAYA Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$38,984	$8,342	$47,326	$(10,214)	$37,112
Cost of revenues(2)	20,211	1,535	21,746	(9,832)	11,914
Gross profit(2)	18,773	6,807	25,580	(382)	25,198
Operating expenses(3)	8,798	13,186	21,984		21,984
Depreciation and amortization	1,633	363	1,996
Adjusted EBITDA(4)	$11,608	$(6,016)	$5,592
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and business development related expenses in 2016 and merger and acquisition related expenses in 2017.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

The Company accounts for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, utilizing the equity method of accounting as required by U.S. GAAP. We recognize two sources of income from the JV arrangement. First, we recognize revenue for the enzymes sold by us to AarhusKarlshamn AB (AAK) upon the sale of the final INFAT® product by Advanced Lipids to its customers. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus an agreed-upon margin defined in the joint venture agreement. For the three months periods ended September 30, 2017 and 2016, sales of enzymes to the joint venture partner amounted to $6.2 million and $4.4 million, respectively. For the nine months ended September 30, 2017 and 2016, sales of enzymes to the joint venture partner amounted to $17.8 million and $11.9 million, respectively. In addition, we also record our share of Advanced Lipids profits under the equity method of accounting. The Advanced Lipids profits that are shared between us and AAK are the profits that Advanced Lipids earns for its distribution activity.

For purposes of segment reporting, we account for the arrangement with AAK and the results of operations of Advanced Lipids using the proportionate consolidation method. Under the proportionate consolidation method, we recognize our proportionate share (50%) of the revenues of Advanced Lipids and record our proportionate share (50%) of the overall joint venture’s costs of production and other operating expenses in our income statement. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method.

Balance Sheet and Liquidity Data

As of September 30, 2017, we had $78.8 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities (compared to $75.7 million as of December 31, 2016), $22.3 million in other working capital items (compared to $29.5 million as of December 31, 2016) and no debt.

Suspension of Financial Results Conference Calls

As previously announced, on October 28, 2017, Enzymotec entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Frutarom Ltd., an Israeli company (“Parent”), and Frutarom Tech Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into Enzymotec (the “Merger”), with Enzymotec continuing after the Merger as the surviving company and a wholly-owned subsidiary of Parent. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999. In light of the pending transaction, the Company will not host a financial results conference call for this period or for future periods.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including, without limitation, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, projections about Enzymotec’s business and its future revenues, expenses and profitability. Some of the important factors that could cause or contribute to such differences include the following: Enzymotec may be unable to satisfy conditions to the closing of the proposed Merger; the proposed Merger may involve unexpected costs, liabilities or delays; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the ability to recognize benefits of the proposed Merger; risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; impact of the Merger on relationships with Enzymotec’s commercial counter-parties and other risks that may imperil the consummation of the Merger, which may result in the Merger not being consummated within the expected time period or at all; a high proportion of the sales of the INFAT® product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; new Chinese regulations relating to infant formula came into force on October 2016 and others are constantly evaluated, affecting the ability of our customers to market infant nutrition products containing INFAT®, which could adversely affect our revenues and results of operations; we rely on our Swedish joint venture partner to manufacture INFAT®; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing INFAT® could adversely affect our business; our inventories include sensitive compounds which may face spoilage or obsolescence; our inventory remains relatively high compared to our manufacturing needs, difficult to manage and sensitive to adverse processes or events and, in addition, our ability to manage it remains subject to other external factors such as market trends, regulatory and import constraints as well as certain damaging events, quality concerns and regulatory issues, U.S. import constraints and certain accreditation needs, all of which may have an adverse effect on our profitability; a significant portion of the sales of our INFAT® product is to a small number of customers and if such customers were to suffer financially or reduce their use of INFAT® our business could be materially adversely affected; variations in the cost of raw materials for the production of our products may have a material adverse effect on our business, financial condition and results of operations; our offering of products as "medical foods" may be challenged by regulatory authorities; the outcome of the Company's discussions with the FDA relating to the Import Alert; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we are dependent on a single facility that houses the majority of our operations, and disruptions at this facility could negatively affect our business, financial condition and operations; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products and if we cannot secure sufficient supply sources at competitive prices or need to utilize a greater percentage of frozen krill than anticipated with current inventory levels, our gross profits from the sale of krill oil will be adversely affected; we anticipate that the markets in which we participate will become more competitive due in part to business combinations among existing competitors, the arrival of new competitors and technological developments; our results are subject to quarterly fluctuations; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia, and any infringement of intellectual property of others could require us to pay royalties; unfavorable publicity or consumer perception of our products, such as krill oil, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our ability to generate revenues; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; our ability to obtain krill may be affected by conservation regulation or initiatives; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors; if we are unable to maintain manufacturing efficiency and quality and meet our customers’ needs, our financial performance could be adversely affected; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; our dependence on international sales, which expose us to risks associated with the business environment in those countries; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 16, 2017.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec (NASDAQ: ENZY) is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies. For further information, please visit Enzymotec’s website at: www.enzymotec.com.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding: (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method. Non-GAAP net income represents net income, excluding: (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents Adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by excluding potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense). In addition, both Adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business. Because Adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses Adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors. Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as substitutes for, but rather as supplements to, net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider Adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of Adjusted EBITDA and non-GAAP net income to GAAP net income or loss for each of the periods indicated (unaudited):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	U.S. dollars in thousands
Reconciliation of Adjusted EBITDA to net income (loss):
Adjusted EBITDA	$2,280	$1,254	$3,012	$5,592
Accounting for joint venture	(138)	(156)	(667)	(382)
Depreciation and amortization	(797)	(686)	(2,276)	(1,996)
Business development related expenses	(380)	(278)	(380)	(278)
Share-based compensation expenses	(802)	(675)	(2,365)	(1,970)
Operating income (loss)	163	(541)	(2,676)	966
Financial income - net	231	173	621	391
Income (loss) before taxes on income	394	(368)	(2,055)	1,357
Taxes on income	(77)	(84)	(305)	(337)
Share in profits of equity investee	107	122	504	271
GAAP net income (loss)	$424	$(330)	$(1,856)	$1,291

	Three Months Ended September 30		Nine Months Ended September 30,
	2017	2016	2017	2016
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income (loss):
Non-GAAP net income	$1,606	$623	$889	$3,539
Merger and acquisition related expenses	(380)		(380)
Business development related expenses		(278)		(278)
Share-based compensation expenses	(802)	(675)	(2,365)	(1,970)
GAAP net income (loss)	$424	$(330)	$(1,856)	$1,291

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	U.S. dollars
Reconciliation of Non-GAAP diluted EPS to GAAP diluted EPS:
Non-GAAP diluted EPS	$0.07	$0.03	$0.04	$0.15
Merger and acquisition related expenses	(0.02)		(0.02)
Business development related expenses		(0.01)		(0.01)
Share-based compensation expenses	(0.03)	(0.03)	(0.10)	(0.09)
GAAP diluted EPS	$0.02	$(0.01)	$(0.08)	$0.05

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	U.S. dollars in thousands (except per share data)
NET REVENUES	$13,672	$11,412	$38,687	$37,112
COST OF REVENUES *	4,166	3,877	14,218	12,034
GROSS PROFIT	9,506	7,535	24,469	25,078
OPERATING EXPENSES:
Research and development – net *	2,071	1,866	6,452	5,568
Selling and marketing *	5,065	4,312	14,518	13,506
General and administrative *	2,207	1,898	6,175	5,038
Total operating expenses	9,343	8,076	27,145	24,112
OPERATING INCOME (LOSS)	163	(541)	(2,676)	966
FINANCIAL INCOME – net	231	173	621	391
INCOME (LOSS) BEFORE TAXES ON INCOME	394	(368)	(2,055)	1,357
TAXES ON INCOME	(77)	(84)	(305)	(337)
SHARE IN PROFITS OF EQUITY INVESTEE	107	122	504	271
NET INCOME (LOSS)	$424	$(330)	$(1,856)	$1,291
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustments	$84	$(26)	$231	$(15)
Unrealized gain (loss) on marketable securities	65	(107)	267	130
Cash flow hedge	(60)	66	(954)	7
Total comprehensive income (loss)	$513	$(397)	$(2,312)	$1,413
EARNINGS (LOSS) PER SHARE:
Basic	$0.02	$(0.01)	$(0.08)	$0.06
Diluted	$0.02	$(0.01)	$(0.08)	$0.06
WEIGHTED AVERAGE NUMBER OF ORDINARYY SHARES:
Basic	23,270,226	22,759,493	23,041,113	22,716,862
Diluted	23,875,744	23,360,482	23,041,113	23,384,968
* The above items are inclusive of the following share-based compensation expense:
Cost of revenues	$41	$40	$120	$120
Research and development - net	120	101	339	299
Selling and marketing	278	216	758	643
General and administrative	363	318	1,148	908
	$802	$675	$2,365	$1,970

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	September 30	December 31
	2017	2016
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,586	$7,581
Short-term bank deposits and marketable securities	29,127	34,934
Accounts receivable:
Trade	10,524	10,038
Other	2,647	2,027
Inventories	23,751	26,331
Total current assets	76,635	80,911
NON-CURRENT ASSETS:
Investment in equity investee	2,450	1,715
Marketable securities	39,083	33,152
Intangibles, long-term deposits and other	7,310	1,027
Funds in respect of retirement benefits obligation	1,218	1,136
Total non-current assets	50,061	37,030
PROPERTY, PLANT AND EQUIPMENT:
Cost	44,572	42,673
Less - accumulated depreciation and amortization	15,726	13,665
	28,846	29,008
Total assets	$155,542	$146,949
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$6,188	$5,126
Other	8,440	3,803
Total current liabilities	14,628	8,929
LONG-TERM LIABILITY -
Retirement benefits obligation	1,484	1,420
Total liabilities	16,112	10,349
SHAREHOLDERS' EQUITY:
Ordinary shares	60	58
Additional paid-in capital	132,154	127,014
Accumulated other comprehensive loss	(892)	(436)
Retained earnings	8,108	9,964
Total shareholders' equity	139,430	136,600
Total liabilities and shareholders' equity	$155,542	$146,949

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30
	2017	2016
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$(1,856)	$1,291
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	2,276	1,996
Share in profits of equity investee	(504)	(271)
Share-based compensation expense	2,365	1,970
Change in inventories	2,672	(6,681)
Change in accounts receivable and other	(2,036)	2,616
Change in accounts payable and accruals	5,445	1,052
Change in other non-current assets	48	(14)
Purchase of IPR&D asset	68
Change in retirement benefits obligation	79	152
Net cash provided by operating activities	8,557	2,111
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and Intangibles	(3,474)	(1,459)
Investment in bank deposits and marketable securities	(25,240)	(27,051)
Long-term deposits	(19)	41
Purchase of line of products	(3,600)
Proceeds from sale of marketable securities	25,310	14,854
Proceeds from disposal of an equity investee		64
Change in funds in respect of retirement benefits obligation	(97)	(48)
Net cash used in investing activities	(7,120)	(13,599)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options by employees	1,568	143
Net cash provided by financing activities	1,568	143
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,005	(11,345)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	7,581	21,987
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$10,586	$10,642

Company Contact
Enzymotec Ltd.
Dror Israel
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Alexander Lobo
Phone: 646-536-7035 / 7037
tbui@theruthgroup.com
alobo@theruthgroup.com